Exhibit 2.2
SECURED PROMISSORY NOTE

$3,000,000.00	June 24, 2010
FOR VALUE RECEIVED, The Allied Defense Group, Inc., a corporation organized and existing under the laws of the State of Delaware (referred to herein as “Maker”), promises to pay to Chemring Group PLC, a corporation organized and existing under the laws of England and Wales (referred to herein as “Payee”), the principal sum of Three Million and 00/100 Dollars ($3,000,000.00), together with interest until paid, as set forth in this Note.
1. Purpose; Funding; Use of Funds
(a) This loan is being made by Payee to Maker in anticipation of Payee acquiring certain specified assets of Maker’s subsidiary, Mecar USA, Inc., pursuant to that certain Stock and Asset Purchase Agreement by and among Maker, Payee and certain other parties thereto dated as of the date hereof (the “Purchase Agreement”).
(b) The Payee has loaned to the Maker the aggregate amount of $3,000,000, receipt of which Maker hereby acknowledges, as of the date hereof. Payee has disbursed the funds at the direction of, and on behalf of, Maker to those recipients and in the specified amounts as set forth on Exhibit A hereto.
(c) The disbursements of the funds in accordance with Exhibit A are either for partial payment due to the identified service providers to Maker or for the specific disbursements and general working capital purposes of Maker as set forth on Exhibit A.
2. Interest Rate. Interest shall accrue on the outstanding principal balance of this Note, at a rate of one and one half percent (1.5%) per annum. Interest shall be computed on the basis of a year of 360 days for the actual number of days elapsed. Accrued interest shall be added to the principal balance of the Note on a quarterly basis.
3. Principal And Interest Payments. This Note shall be due and payable on the USA Closing Date (as defined in the Purchase Agreement). On the USA Closing Date, in repayment of this Note, ADG directs Payee to deduct from the consideration payable on the USA Closing Date pursuant to the Purchase Agreement such amount equal to the unpaid principal of this Note plus interest as set forth herein. If the Purchase Agreement is terminated in accordance with its terms for any reason that does not involve a breach by Payee, this Note shall be due and payable in full thirty (30) days following such date of termination. Upon payment in full of the principal hereof and accrued interest hereunder, this Note shall be surrendered to the Maker for cancellation and Payee shall take all action reasonably requested by Maker to release the security interests granted hereunder, including the prompt return of the certificates or other instruments representing the Collateral.

4. Default Interest. If any scheduled payment of principal and interest due under this Note is not paid on the date that the payment is due, Maker promises to pay to Payee interest in an amount equal to 10 percent per annum beginning on the first day following the date on which such payment is due.
5. Manner of Payment. All payments shall be made in U.S. dollars in immediately available funds without defense, set-off, counterclaim or deduction of any kind on the due dates of such payments. Payments shall be made by wire transfer of immediately available funds to an account designated by Payee.
6. Prepayment. Maker shall be privileged to prepay this Note in whole or in part at any time without penalty or premium.
7. Collateral.
(a) As collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of the obligations under this Note, Maker hereby pledges and grants to Payee a lien on, and security interest in and to, all of Maker’s right, title and interest in and to all of the equity securities of Mecar USA, Inc., now owned or hereafter acquired by Maker (the “Collateral”).
(b) Maker will not create, permit or suffer to exist, and Maker will defend the Collateral against and take such other action as is necessary to remove, any lien on the Collateral except liens created by statute, and Maker will defend the right, title and interest of Payee in and to the Collateral and in and to all proceeds thereof against the claims and demands of all persons whatsoever other than holders of statutory liens.
8. Perfection of Security Interest. Prior to or concurrently with the execution and delivery of this Note, or at any time thereafter at Payee’s request, Maker shall:
(a) file such financing statements, assignments for security and other documents in such offices as may be necessary or as Payee may reasonably request to perfect the security interests granted by Section 7 of this Note; and
(b) deliver to Payee the originals of all stock certificates or other instruments representing the Collateral, together with fully executed stock powers with a blank transferee.
9. Default; Acceleration. The occurrence of any of the following events shall be an “Event of Default”: (a) failure of Maker to make any payment of principal or interest under this Note when due, and Maker’s failure to make such payment within ten (10) Business Days after Payee provides Maker written notice of such delinquency; (b) the filing of any petition under the United States Bankruptcy Code or any similar federal or state statute by or with the consent of the Maker; (c) an application for the appointment of a receiver for the making of a general assignment for the benefit of creditors by, or the insolvency of, Maker; or (d) commencement of any proceeding under any federal or state statute or rule without the consent of Maker providing for the relief of Maker, composition of creditors, arrangement, reorganization, receivership, liquidation or any similar event by or against Maker, and such proceeding continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding. Upon the occurrence and during the continuance of an Event of Default, the unpaid principal with interest and all other sums evidenced by this Note shall, at the option of Payee and in Payee’s discretion, become immediately due and payable. Notwithstanding the foregoing, upon any Event of Default under clauses (b), (c) or (d) of this Section 9, and without notice to or demand upon Maker or any action by Payee, the unpaid principal with interest and all other sums evidenced by this Note shall be immediately due and payable.
Upon the occurrence and during the continuance of an Event of Default, Payee may, subject to the limitations set forth herein, proceed to dispose of the Collateral in accordance with the Uniform Commercial Code of the State of Delaware (the “Delaware UCC”). Notwithstanding the foregoing, Maker and Payee agree that:
(a) In the event that Payee elects to exercise remedies with respect to the Collateral, it shall provide written notice of such election to Maker, and upon receipt of such notice, Maker shall have the exclusive right during a period of 90 days to use commercially reasonable efforts to arrange for a sale of the Collateral. During such period, Maker shall be authorized to sell the Collateral to any person or entity on any terms so long as the net sale proceeds thereof are sufficient to repay all amounts then outstanding hereunder to Payee in immediately available funds. Any other sale of the Collateral not satisfying the foregoing requirement shall require the prior written consent of Payee and shall be subject to Payee’s right, in its sole discretion, to acquire the Collateral for the amount of consideration proposed for such sale, subject to Payee’s agreement to cancel this Note upon the closing of such purchase by Payee . Payee shall cooperate in good faith with the Maker to cause the sale of the Collateral within the 90-day period specified in this paragraph and shall in any event deliver all stock certificates and other instruments evidencing the Collateral to any third party purchaser in any sale authorized pursuant to this paragraph;
(b) In the event that no sale of the Collateral is consummated within the 90-day period provided in paragraph (a), Payee shall thereafter be entitled to arrange for a sale of the Collateral in accordance with, and Payee shall have all other rights and remedies available to Payee under, the applicable requirements of the Delaware UCC. Maker shall cooperate in good faith with Payee to cause such sale of the Collateral,; and
(c) The proceeds of any sale of the Collateral pursuant to this Section 9 shall be applied to the payment of all obligations owing to the Payee hereunder, with any surplus remaining to be delivered to Maker.

10. Notices. Any notice or demand required or permitted by or in connection with this Note shall be made as follows:

If to Maker:	The Allied Defense Group, Inc.
8000 Towers Crescent Drive (Suite 260)
Vienna, Virginia 22182, U.S.A.
Fax: (703) 847-5334
Attention: John J. Marcello

If to the Payee:

Chemring Group PLC
Chemring House
1500 Parkway
Whiteley
Fareham
Hampshire PO15 7AF
Tel: +44 (0)1489 881880
Fax: +44 (0) 1489 881123
Attention: Sarah Ellard
11. Preservation of Payee Rights. No failure or delay on the part of Payee to exercise any right or remedy hereunder, whether before or after the happening of an Event of Default, shall constitute a waiver thereof, and no waiver of any past Event of Default shall constitute waiver of any future default or of any other Event of Default.
12. Amendments. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom such agreement is sought to be enforced.
13. Severability. In case any provision (or any part of any provision) contained in this Note shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Note, but this Note shall be construed as if such invalid, illegal, or unenforceable provision (or part thereof) had never been contained herein but only to the extent such provision (or part thereof) is invalid, illegal, or unenforceable.
14. Time. Time is of the essence of this Note.
15. Maximum Rate of Interest. Anything herein to the contrary notwithstanding, the obligations of Maker under this Note shall be subject to the limitation that payments of interest shall not be required to the extent that receipt of any such payment of interest by Payee would be contrary to provisions of law applicable to the indebtedness evidenced hereby (or applicable to Maker or Payee) limiting the maximum rate of interest that may be charged or collected by Payee on this Note or the indebtedness evidenced hereby. It is the intent of the parties hereto that under no circumstances shall Maker be required to pay any interest in excess of the highest rate permissible under applicable law.

16. Captions. Section headings and captions in this Note are for convenience only and shall not affect the construction or interpretation of this Note. Unless otherwise expressly stated in this Note, references in this Note to Sections shall be read as Sections of this Note.
17. Assignment. This Note may not be assigned by Maker without the express written consent of Payee, which may be withheld by Payee in Payee’s sole discretion. This Note may not be assigned by Payee without the express written consent of Maker, which may be withheld by Maker in Maker’s sole discretion; provided that Maker acknowledges and agrees that this Note may be subject to any liens granted by Payee to its lenders in the ordinary course of business.
18. Successors and Assigns. This Note shall be binding upon Maker and Maker’s heirs, personal representatives, successors and assigns, and inure to the benefit of Payee and Payee’s heirs, personal representatives, successors and assigns.
19. Delaware Law. This Note shall be governed by and construed under, and the rights of the Maker and Payee determined, in accordance with the applicable laws of the State of Delaware (without reference to the choice of law provisions of the State of Delaware) and applicable federal law.
20. Jurisdiction; Venue. Maker and Payee hereby irrevocably consent to the service of any process, pleading, notices or other papers by the mailing of copies thereof by registered, certified or first class mail, postage prepaid, to Maker or Payee, as applicable, to the address for Maker or Payee, as applicable, set forth in Section 10, or by any other method provided or permitted under the applicable laws of the State of Delaware. Maker and Payee hereby irrevocably submit, on a non-exclusive basis, to the jurisdiction in the state and federal courts located in the State of Delaware over any action or proceeding arising out of or relating to this Note. Maker and Payee hereby irrevocably and unconditionally waive and agree not to plead, to the fullest extent provided by applicable law, any objection it may have to venue and the defense of an inconvenient forum to the maintenance of such action or proceeding in such court. Payee may pursue all available remedies through any other court with applicable jurisdiction, including courts in Belgium, and Maker consents to service of process as provided in the first sentence of this Section 20 and unconditionally waives and agrees not to plead, to the fullest extent provided by applicable law, any objection it may have to venue and the defense of an inconvenient forum to the maintenance of such action or proceeding in such court.

21. MUTUAL WAIVER OF JURY TRIAL. MAKER AND PAYEE HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVE ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS NOTE OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY MAKER AND PAYEE, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. EACH OF MAKER AND PAYEE, AS APPLICABLE, IS HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY MAKER OR PAYEE, AS APPLICABLE.
22 Further Assurances. At any time and from time to time, upon the written request of Payee, Maker will promptly and duly execute and deliver any and all such further instruments, documents and agreements and take such further actions as Payee may reasonably require in order for Payee to obtain the full benefits of this Note and of the rights and powers herein granted in favor of Payee, including using Maker’s commercially reasonable efforts to secure all consents and approvals necessary or appropriate for the assignment to Payee of any Collateral held by Maker or in which Maker has any rights not heretofore assigned, the filing of any financing or continuation statements under the Uniform Commercial Code with respect to the liens and security interests granted hereby, and transferring Collateral to Payee’s possession (if a security interest in such Collateral can be perfected by possession). Maker also hereby authorizes Payee and any representative of Payee to file any such financing or continuation statement without the signature of Maker to the extent permitted by applicable law.
23. Reinstatement. To the extent that any payment made or received with respect to the obligations under this Note is subsequently set aside, defeased or required to be repaid to any Person for any reason, then such obligations, and the liens corresponding thereto, shall be automatically revived as if such payment had not been received and this Note shall continue to be in full force and effect or reinstated, as the case may be.

IN WITNESS WHEREOF, and intending to be legally bound hereby Maker executes this Note as of the date first written above.

THE ALLIED DEFENSE GROUP, INC.
By:	/s/ John J. Marcello
	Name:	John J. Marcello
	Title:	Chief Executive Officer and President